**PENSION FUND EVALUATIONS, INC.**
**FINANCIAL STATEMENTS**

FOR THE YEAR ENDED DECEMBER 31, 2020

***CONFIDENTIAL***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25520 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pension Fund Evaluations Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Middle Country Rd
(No. and Street)

Centereach (City) NY (State) 11720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner + Sipkin CPA's LLC
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave Suite 2160 (Address) New York (City) NY (State) 11720 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Greg Philipps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Fund Evaluations Inc, as of 12/31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

March 1, 2021

Susan Montalto

Notary Public

SUSAN MONTALTO
Notary Public, State of New York
No. 01MO4959190
Qualified in Suffolk County
Commission Expires Nov. 20, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PENSION FUND EVALUATIONS, INC.**
**FINANCIAL STATEMENTS**
FOR THE YEAR ENDED DECEMBER 31, 2020

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

**Report of Independent Registered Public Accounting Firm**

To the Stockholders of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The information contained in the "Computation of Net Capital" schedule has subjected to audit procedures performed in conjunction with the audit of the Pension Fund Evaluations, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2006.

New York, NY
February 26, 2021

**PENSION FUND EVALUATIONS, INC.**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 39,820 |
| Due from broker | | 29,446 |
| Fixed assets - net of accumulated depreciation of $20,878(Note 2d) | | 16,317 |
| Due from stockholder (Note 3) | | 136,192 |
| Other assets | | 3,790 |
| Total assets | $ | 225,565 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 17,975 |
| Bank loan payable (Note 4) | | 17,500 |
| Total liabilities | | 35,475 |
| **Commitments and Contingencies** (Note 5 and 6) | | |
| **Stockholders' equity** (Note 6) | | |
| Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding | | 10,000 |
| Additional paid-in capital | | 305,150 |
| Accumulated (deficit) | | (125,060) |
| Total stockholders' (deficit) | | 190,090 |
| Total liabilities and stockholders' equity | $ | 225,565 |

*The accompanying notes are an integral part of this statement.*

**PENSION FUND EVALUATIONS, INC.**
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 304,114 |
| Total revenues | 304,114 |
| **Expenses:** | |
| Employee compensation and related benefits | 81,320 |
| Professional fees | 21,915 |
| Occupancy and utilities (note 5) | 63,284 |
| Travel and entertainment | 44,193 |
| Office expense | 18,847 |
| Insurance | 8,711 |
| Other operating expenses | 48,890 |
| Total expenses | 287,160 |
| Net income (loss) from operations | $ 16,954 |
| **Other Income:** | |
| Interest Income | - |
| Net income (loss) | $ 16,954 |

*The accompanying notes are an integral part of this statement..*

**PENSION FUND EVALUATIONS, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| Balances - beginning of year | $ 10,000 | $ 305,150 | $ (142,014) | $ 173,136 |
| Shareholder contribution | - | - | - | - |
| Shareholder distributions | - | - | - | - |
| Net PROFIT | - | - | 16,954 | 16,954 |
| Balances - end of year | $ 10,000 | $ 305,150 | $ (125,060) | $ 190,090 |

*The accompanying notes are an integral part of this statement.*

**PENSION FUND EVALUATIONS, INC.**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income (loss) | $ 16,954 |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Depreciation and amortization | - |
| (Increase) decrease in assets | |
| Receivable from broker | (27,901) |
| Increase (decrease) in liabilities | |
| Accounts payable and accrued expenses | (5,204) |
| Net cash used in operating activities | (16,151) |
| Cash flows from financing activities | |
| Proceeds from bank loan (Note 4) | 17,500 |
| Loans to stockholder | (9,318) |
| Net cash provided by financing activities | 8,182 |
| Net decrease in cash | (7,969) |
| Cash and cash equivalents - beginning of the year | 47,789 |
| Cash and cash equivalents - end of the year | $ 39,820 |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for : | |
| Interest | $ 974 |
| Taxes | $ - |

*The accompanying notes are an integral part of this statement.*

**PENSION FUND EVALUATIONS, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

**Note 1- Nature of Business**

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company mainly provides advisory services to investors.
The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

**Note 2- Summary of Significant Accounting Policies**

***(a) Revenue Recognition***

Advisory fees are recognized as revenues on a monthly basis as earned. Commissions and related charges are reported on a settlement date basis as transactions occur. There is no material difference between settlement and trade date.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognizes revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entities in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resolved in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with the financial instruments, interest income, and expense, leasing and insurance contracts.

***(b) Income Tax***

The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

**Note 2- Summary of Significant Accounting Policies (continued)**

*(c)* ***Cash and Cash Equivalents***

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

*(d)* ***Depreciation***

Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

*(e)* ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

*(f)* ***401(K) Plan***

The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

*(g)* ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2020 and February 24, 2021 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

**Note 3- Due from Stockholder**

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

**Note 4- Bank Loan Payable**

In response to COVID-19, the Company submitted an SBA loan application for $17,500, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 1, 2020. The amount of the loan is reported on the Statement of Financial Condition as Bank Loan Payable. The Company intends to qualify for full loan forgiveness over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities.

**Note 5- Commitments and Contingencies**

*Office Lease*

The Company leases its premises under a month to month lease. At December 31, 2020, the monthly rental commitment was $1,195 per month. In addition, the Company leases space from the stockholder on a month to month basis. Included in occupancy and utilities is $45,260 paid for such premises.

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, there was no impact to the Company's net capital as its lease is on month to month basis.

**Note 6- Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %.

At December 31, 2020, the Company had net capital of $21,845, which was $16,845 in excess of its required net capital of $5,000. The Company's net capital ratio was 82.284%.

**Note 7- Subsequent Event**

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. The contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistic restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

---

A copy of the Company's Statement of Financial Condition as of December 31, 2020, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

**SCHEDULE 1**

# PENSION FUND EVALUATIONS, INC.

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2020

| | | |
|---|---|---|
| Credit Factors | | |
| Stockholders' equity | | $ 190,090 |
| Bank loan payable (Note 4) | | 17,500 |
| Total credit factors | | 207,590 |
| Debit Factors | | |
| Due from broker | | 29,446 |
| Furniture and fixtures - net | | 16,317 |
| Due from stockholder | | 136,192 |
| Other assets | | 3,790 |
| Total debit factors | | 185,745 |
| Net Capital | | 21,845 |
| Less minimum net capital requirements | | |
| Greater of 6 2/3% of aggregate indebtedness or $5,000 | | 5,000 |
| Remainder: Capital in excess of all requirements | | $ 16,845 |
| Capital ratio (maximum allowance 1500%) | | |
| (*)Aggregate indebtedness | 17,975 | |
| Divided by: Net capital | 21,845 = 82.284% | |
| (*)Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | | $ 17,975 |
| | | $ 17,975 |

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2020

| | |
|---|---|
| Net Capital as reported in Company's Part IIA unaudited FOCUS report | $ 23,845 |
| Audit adjustment - Note 6 | (2,000) |
| Net capital, per above | $ 21,845 |

*The accompanying notes are an integral part of this statement.*

**PENSION FUND EVALUATIONS, INC.**
EXEMPTION REPORT
DECEMBER 31, 2020

Pension Fund Evaluations, Inc. (The Company) asserts, to its best knowledge and belief, the following:

(1) The Company claims an exemption from § 240.15c3-3 under section k(2)(ii)

(2) The Company met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Signature: ______________________

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pension Fund Evaluations, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Pension Fund Evaluations, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Pension Fund Evaluations, Inc. stated that Pension Fund Evaluations, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Pension Fund Evaluations, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pension Fund Evaluations, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 26, 2021